KID CASTLE EDUCATIONAL CORPORATION

吉的堡教育集團

台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL: (02)2218-5996
FAX: (02)2218-0955

July 18, 2007

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Kid Castle Education Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 15, 2007

Form 10-K for Fiscal Year Ended December 31, 2006
Filed June 14, 2007
File No. 333-39629

Dear Mr. Owings:

Kid Castle Educational Corporation (the "Company") has received the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated July 11, 2007 (the "Comment Letter") addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company's preliminary proxy statement (the "Proxy") filed with the Commission on June 15, 2007.

For your convenience, we have reprinted below the Staff's comment from the Comment Letter in bold and set for our response thereunder. We have also attached an amended version of the Proxy marked against the original to aid you in your review (the "Amended Proxy").

Preliminary Proxy Statement

General

1. **COMMENT: We note that you have not filed your Form 10-Q for the quarter ended March 31, 2007 nor have you filed a notification of inability to timely file your periodic report, pursuant to Exchange Act Rule 12b-25. Please file this Form 10-Q within fifteen days of this letter. We also note your periodic reports have been filed late during the past 12 months. Please confirm that you are aware of your filing obligations under the '34 Act and are taking appropriate measures to ensure timely filing.**

RESPONSE: The Company acknowledges that, since November 11, 2005, it has been delinquent in making its required filings under the Securities Exchange Act of 1934 (the "'34 Act"). In 2005, the Company was in difficult financial

KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團
台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL: (02)2218-5996
FAX: (02)2218-0955

circumstances, which eventually resulted in the infusion of new cash by two shareholders who also took over management of the Company at the end of 2005. The new management suspended filing of financial reports until they were able to satisfy themselves that the Company's internal controls over financial reporting and disclosure controls and procedures were adequate. The Company is aware of its filing obligations under the '34 Act and is taking appropriate measures to ensure timely filing of all required future reports. Since January 1st of this year, the Company has filed numerous reports on Forms 10-Q and 10-K in an effort to bring itself current with its filing obligations and enable it to meet its future filing deadlines. The Company anticipates filing its Form 10-Q for the first quarter of 2007 on or before July 26, 2007 and use its best endeavors to ensure timely filing its Form 10-Q for the second quarter of 2007.

Executive Compensation, page 7

Elements to Executive Compensation, page 8

2. **COMMENT: It is unclear what you mean by "competitive reference points." It is also unclear what you mean by the following statement: "the Company periodically reviews executive compensation for a range of other companies that may include. . ." Please explain.**

   RESPONSE: The Executive Compensation section in the Amended Proxy has been revised to clarify the Company's executive compensation practices.

Linkage between compensation programs and Company objective and values, page 8

3. **COMMENT: Please revise your discussion to elaborate upon how the achievement of Company objectives relates to amounts of compensation to be paid. Specifically, provide greater detail explaining how you determine the amount based upon the factors you mention. For example, please disclose whether there is a particular level of revenues that you would expect the company to achieve before a particular element of compensation would be appropriate, as you refer to the achievement of "specific goals" and "Company objectives." Also, explain what weight is given to each of the factors you mention. Refer to Item 402(b)(1)(v) of Regulation S-K.**

   RESPONSE: The Executive Compensation section in the Amended Proxy has been revised to clarify that the Company does not have a non-equity incentive plan as that term is defined in Item 402 of Regulation S-K. The non-interest of the Board of Directors have, in the past, awarded Executives annual discretionary bonuses in conjunction with the Executives' annual performance evaluations. The Board of Directors has awarded no such bonuses during the last three fiscal years.

台北縣新店市民權路 98 號 8 樓
$8^{TH}$ FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL: (02)2218-5996
FAX: (02)2218-0955

Base salary, page 8

4. **COMMENT: You mention that the determination of base salary is initially determined with reference to competitive pay practices. Explain what reference points you utilize and, if you engaged any benchmarking of the base salary, please identify the benchmark and the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.**

   RESPONSE: The Base Salary discussion in the Executive Compensation section in the Amended Proxy has been revised to clarify that the Company does engage in limited benchmarking of Executive base salaries where such information is available.

Summary Compensation Table, page 9

5. **COMMENT: The Summary Compensation Table does not appear to conform to the tabular description contained in Item 402(c) of Regulation S-K. For example, there is no "total" column. Please revise.**

   RESPONSE: The Summary Compensation Table in the Amended Proxy has been corrected in accordance with Item 402(c) of Regulation S-K.

6. **COMMENT: It is unclear why the title of Chin-Chen Huang is different in the Summary Compensation Table than in the table of Pension Benefits on page 10. Please advise or revise.**

   RESPONSE: Chin-Chen Huang's correct title with respect to the Company is President of Shanghai Operations. The Pension Benefits table in the Amended Proxy has been corrected.

Pension Plans, page 10

7. **COMMENT: You indicate on page 9 that Mrs. Huang had accrued retirement benefits under the Company's non-contributory defined benefit retirement plan in the amount of $1,586 in 2006. It is unclear why this does not appear in the table on page 10. Please advise or revise.**

   RESPONSE: The Pension Plans table in the Amended Proxy has been corrected to reflect the $1,586 that Chin-Chen Huang accrued under the Company's non-contributory defined benefit retirement plan in 2006.

Director Compensation, page 11

KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團
台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL: (02)2218-5996
FAX: (02)2218-0955

8. **COMMENT: You have included the fees paid to directors in the "all other compensation" column when it appears that these amounts should be reflected in the "fees earned or paid in cash" column, given that such amounts constitute payment for attendance at meetings. See Item 402(k)(2)(ii) of Regulation S-K. Please revise.**

RESPONSE: The Director Compensation table in the Amended Proxy has been corrected to reflect that the fees paid to directors were "Fees Earned or Paid in Cash."

Proposal 3, Amendment and Restatement of Articles of Incorporation, page 13

The Increase in Authorized Common Stock/The Authorization of "Blank Check" Preferred Stock, pages 13-15

9. **COMMENT: Please revise your discussion of the proposed amendment to increase your common stock and to authorize "Blank Check" preferred stock to discuss your intended uses of this stock. Please fully explain your reasons for this amendment.**

RESPONSE: The Amended Proxy has been revised to further discuss the Company's proposed amendment to increase the number of common shares and to authorize "Blank Check" check preferred shares, to discuss the proposed use of the this stock, and to explain the reasons for the proposed amendment.

10. **COMMENT: Please refer to the last sentence on page 13. Please disclose whether you have any plans to pursue acquisitions, issuances in connection with public or private offerings for cash, or other financing opportunities, etc. Please describe any present intention you may have to issue these shares or, if you have no such intention, please state this.**

RESPONSE: The Amended Proxy has been revised to disclose that the Company has no current plans to pursue any acquisitions, issuances in connection with public or private offerings for cash, or other financing opportunities or any present intention to issue any shares, common or preferred, that may be approved by its stockholders at the annual meeting.

11. **COMMENT: Please disclose any financial or personal interest the directors/executive officers may have in the proposed amendment.**

RESPONSE: The Amended Proxy has been revised to disclose that no director or executive officer has any financial or personal interest in the proposed amendment.

12. **COMMENT: We note your indication that preferred stock contains some**

KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團
台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL: (02)2218-5996
FAX: (02)2218-0955

**features which could be viewed as having an anti-takeover effect. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Also, please discuss any other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences and whether there are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform shareholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. If the Board proposed this amendment for the purpose of discouraging mergers or changes in control of the company, please disclose this.**

RESPONSE: The Amended Proxy has been revised to disclose and to discuss the anti-takeover consequences of the proposed amendment to authorize additional shares of common stock and to create a class of "Blank Check" preferred stock.

13. **COMMENT: Please refer to the second paragraph on page 15. We presume that you mean to say "Other than the authorization of shares of preferred stock..." rather than the issuance of shares of preferred stock. Please advise or revise accordingly.**

RESPONSE: The Amended Proxy has been revised to say "Other than the *authorization* of shares of preferred stock."

<u>Form 10-K for fiscal year ended December 31, 2006</u>

14. **COMMENT: Please confirm to us that, in future filings, you will specifically state, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting, as required pursuant to Item 308(c) of Regulation S-K. Alternatively, in future filings where there were changes, as would appear to have been the case for this Form 10-K, that materially affected your internal control over financial reporting, please state this as well and discuss the changes.**

RESPONSE: The Company confirms that, in all future filings, it will either (a) specifically state that no changes in its internal control over financial reporting occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect its internal control over financial reporting or (b) state and explain any changes in its internal control over financial reporting that occurred during the last fiscal quarter.

KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團

台北縣新店市民權路98號8樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission. The Company also acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate that our attorneys at K&L Gates, specifically Carter Mackley and Josh Gaul, both of whom can be reached at (206) 623-7580, will be contacting you shortly to discuss this matter further.

Very truly yours,

Kid Castle Education Corporation

By: Min-Tan Yang

Min-Tan Yang
Chief Executive Officer

cc: Anita Karu, Attorney-Adviser
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Carter Mackley, Esq.
Joshua C. Gaul, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104

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